January 4, 2013

VIA HAND DELIVERY AND EDGAR

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PVH Corp.
Registration Statement on Form S-4
Filed December 4, 2012
File No. 333-185251

Dear Mr. Reynolds:

On behalf of our client, PVH Corp. (“PVH” or the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 31, 2012, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-185251) (the “Registration Statement” or the “Form S-4”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the initial version of the Registration Statement filed on December 4, 2012.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 4, 2013

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of Amendment No. 1.

Letter to Warnaco Stockholders

1.	Please disclose the total value Warnaco stockholders will receive for each share of Warnaco common stock based upon the market price of the PVH shares as of the latest practicable date.

Response: The disclosure in the letter to Warnaco stockholders has been revised in response to the Staff’s comments.

Summary, page 1

2.	Please disclose the approximate cost of the transaction, including merger related transaction costs.

Response: The disclosure on page viii has been revised in response to the Staff’s comment.

3.	Please explain the material differences between PVH and Warnaco shareholder rights. See Item 4(a)(4) of Form S-4.

Response: The disclosure on page 8 has been revised in response to the Staff’s comment.

The Merger, page 30

Warnaco’s Reasons for the Merger and Recommendation of the Warnaco Board of Directors, page 35

Financial Condition and Stand-Alone Prospects of Warnaco, page 35

Consideration of Acquisition Opportunities, page 36

4.	We note your disclosure that the board considered that any alternative acquisition opportunities that may become available to Warnaco involved substantial risks. If the board considered any material alternative transactions available to Warnaco, please explain in greater detail why those other alternatives were not pursued.

Response: The disclosure on page 36 has been revised in response to the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 4, 2013

Opinion of J.P. Morgan, page 39

5.	We note that the description in the filing regarding the material relationships between J.P. Morgan and Warnaco does not quantify the fees paid or to be paid to J.P. Morgan and its affiliates by Warnaco. Please revise to provide such disclosure. See Item 1015(b)(4) of Regulation M-A.

Response: The disclosure on pages 45-46 has been revised in response to the Staff’s comment.

Public Trading Analysis, page 41

6.	You state “[d]ue to the operating and financial variability across the group, a smaller select group of companies was chosen for purposes of J.P. Morgan’s public trading analysis.” Please provide additional explanation. For example, clarify the phrase “a smaller select group of companies” in relative terms and how the public trading analysis is affected by using a smaller group of companies.

Response: The disclosure on page 41 has been revised in response to the Staff’s comment to clarify the phrase “a smaller select group of companies” in relative terms and to describe the methodology used by J.P. Morgan in choosing such group of companies for its public trading analysis. With respect to the Staff’s request for disclosure regarding how the public trading analysis is affected by using a smaller group of companies, we respectfully submit that J.P. Morgan only performed a public trading analysis using a smaller select group of companies and did not perform an analysis of how such public trading analysis would be affected by using such companies, as opposed to a broader group of less relevant companies. In light of the foregoing, the Company believes that inclusion of such an analysis is inappropriate and could be misleading to stockholders, as it would suggest that J.P. Morgan provided the Warnaco board with, and the Warnaco board considered, an analysis that in fact does not exist.

The Merger Agreement, page 82

7.	We note the disclaimers in the second and third paragraphs. Notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please revise to remove the implication that the information in the merger agreement does not constitute public disclosure under the federal securities laws. Please also include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response: The disclosure on page 82 has been revised in response to the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 4, 2013

PVH acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve PVH from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	PVH may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1364 or Justin S. Rosenberg at (212) 403-1147.

Very truly yours,

/s/ Gregory E. Ostling

Gregory E. Ostling

Enclosures

cc:	Mark D. Fischer (PVH Corp.)
Jay L. Dubiner (The Warnaco Group, Inc.)
Peter D. Serating (Skadden, Arps, Slate, Meagher & Flom LLP)